UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 8, 2023, Oculis Holding AG (the “Company”) issued a press release announcing positive results from the Phase 3 OPTIMIZE trial evaluating a once daily dose of OCS-01 eye drops as a treatment for inflammation and pain following cataract surgery and held a conference call. The trial met both hierarchical primary efficacy endpoints, the absence of inflammation at Day 15 and the absence of pain at Day 4, with robust statistical significance. The percentage of eyes with zero inflammation (absence of anterior chamber cells, score = 0) was statistically significantly greater with OCS-01 QD compared with vehicle at Day 15 (OCS-01, 57.2% vs vehicle, 24.0%, p<0.0001). The percentage of eyes with zero pain (absence of pain, score = 0) was statistically significantly greater with OCS-01 QD compared with vehicle at Day 4 (OCS-01, 75.5% vs vehicle, 52.0%, p<0.0001). Furthermore, OCS-01 was well tolerated with a favorable safety profile. Overall, a higher number of ocular treatment emergent adverse events (TEAEs) were reported for the vehicle group (n=84) compared with the OCS-01 QD group (n=37). There was no meaningful difference in intraocular pressure (IOP) between treatment groups with a mean change from baseline to Day 15 of -0.90 mmHg in both the OCS-01 group and the vehicle group. OPTIMIZE results in reduction of inflammation and pain and safety observations were consistent with those observed in the Phase 2 SKYGGN trial with once daily administration. In the SKYGGN trial, the same two hierarchical primary efficacy endpoints were also met with robust statistical significance and with similar numerical values. The Phase 3 OPTIMIZE positive top line readout with OCS-01 once daily eye drops in inflammation and pain following ocular surgery follows the statistically significant top line results of OCS-01 from stage 1 of the Phase 3 DIAMOND trial in Diabetic Macular Edema (DME) reported earlier this year, further highlighting the product candidate’s potential for treating front- and back-of-the-eye diseases. Enclosed hereto as Exhibits 99.1 and 99.2, respectively, are copies of the press release and related investor presentation, which are also available on the Company’s website.

The information contained in this Form 6-K, excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271938). Exhibits 99.1 and 99.2, are intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated August 8, 2023

99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: August 8, 2023	By:	/s/ Sylvia Cheung
Sylvia Cheung
Chief Financial Officer